SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated March 27, 2025.

City of Buenos Aires, March 27, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Ordinary and Extraordinary General Shareholders’ Meeting and Special

Ordinary Meeting of Class A and Class D Shares

Our highest consideration:

We are hereby writing to comply with the provisions of subsection a), Article 4, Chapter II, Title II of the CNV Rules, as well as the applicable regulations of ByMA and A3 Mercados.

In this regard, we hereby inform you that the Company’s Board of Directors, at its meeting held on March 27, 2025, resolved to call an Ordinary and Extraordinary General Shareholders’ Meeting and a Special Ordinary Shareholders’ Meeting for Class A and Class D Shares, to be held on Wednesday, April 30, 2025, at 11:00 a.m. Buenos Aires Time, at the registered office located at Macacha Güemes 515, City of Buenos Aires.

Sincerely,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 27, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer